Exhibit 99.3

P180 VINCE ACQUISITION CO.

January 22, 2025

Vince Holding Corp.

500 Fifth Avenue, 20th Floor
New York, New York 10110

Re: Loan Commitment

Ladies and Gentlemen:

Reference is made to that certain Stock and Loan Purchase Agreement, entered into as of the date hereof (“Purchase Agreement”) by and among P180 Vince Acquisition Co., a Delaware corporation (“Purchaser”), and each of the legal entities set forth on Exhibit A thereto (each, a “Seller” and collectively, the “Sellers”). In connection with the Purchase Agreement, the Sellers required the paydown of certain term loans that had been extended to V Opco, LLC, a Delaware limited liability company (the “Borrower”) and subsidiary of Vince Holding Corp, a Delaware corporation (the “Company”) and the Company agreed to facilitate the paydown of those term loans, in part, through funds extended to the Borrower under that certain Credit Agreement, dated as of June 23, 2023 (as amended, supplemented, modified, or otherwise in effect from time to time, the “ABL Credit Agreement”; and the loans extended thereunder for such purpose, the “ABL Loans”), among the Borrower, the other guarantors from time to time party thereto, Bank of America, N.A., as administrative agent and collateral agent (the “Agent”) and the lenders from to time thereunder.

In consideration for the Borrower prepaying the term loans through ABL Loans, Purchaser agrees that Purchaser will extend an unsecured subordinated loan to the Borrower in an aggregate principal amount equal to at least $10,000,000 (“P180 Note”), no earlier than March 1, 2025 and no later than April 30, 2025 (the “Outside Note Issuance Date”), the terms of which shall be in form and substance such that the P180 Note will (a) qualify as a Permitted Amendment or Refinancing (as defined in the ABL Credit Agreement) of the Third Lien Credit Agreement, (b) provide for PIK interest payments at term SOFR +2% and (c) otherwise be negotiated in good faith by the parties. P180, Inc./P180 Vince Acquisition Co.’s investor Cava Capital has supported the required capital to fund the P180 Note, as evidenced by the agreement attached hereto as Annex A.

If, on or prior to Outside Note Issuance Date, the Company requests the extension of the P180 Note, and the Purchaser does not extend the P180 Note to the Borrower, for any reason, 700,000 shares of common equity of the Company held by the Purchaser will immediately and automatically be forfeited by the Purchaser and cancelled by the Company.

This letter shall be governed by, and construed in accordance with, the laws of the State of New York without giving effect to principles of conflicts of laws that would require the application of the laws of any other jurisdiction. This letter constitutes the entire agreement between the parties with respect to the subject matter of this letter and supersedes all prior agreements and understandings, both oral and written, between the parties with respect to the subject matter of this letter. This letter may be signed and exchanged in counterparts, all of which when taken together shall constitute one and the same agreement.

[Signature page to follow]

P180 VINCE ACQUISITION CO.

Very truly yours,

P180 Vince Acquisition Co.

By	/s/ Brendan Hoffman
Name:	Brendan Hoffman
Title:	Chief Executive Officer

[Signature Page to Investor Loan Guarantee Letter]

Acknowledged and Agreed:

Vince Holding Corp.

By:	/s/ David Stefko
Name:	David Stefko
Title:	Interim Chief Executive Officer

V Opco, LLC

By:	/s/ David Stefko
Name:	David Stefko
Title:	Interim Chief Executive Officer

Signature Page to Investor Loan Guarantee Letter

Annex A

January 21, 2025

Christine Hunsicker
christine@p-180.com

RE:      Letter of Intent – Purchase of Series A-1 Preferred Stock of P-180, Inc.

Dear Christine,

This Letter of Intent (“LOI”) sets forth certain preliminary terms and conditions under which Cava Capital and its affiliates (the “Buyer”) proposes to purchase 558,659 Preferred Shares (the “Shares”) of P-180, Inc. (the “Company”) at a purchase price of $17.90 per share, for a total purchase consideration of $9,999,996.10 (the “Proposed Transaction”).

This non-binding Letter of Intent (“LOI”) sets forth certain preliminary terms and conditions under which Cava Capital and its affiliates (the “Buyer”) proposes to purchase 558,659 Preferred Shares (the “Shares”) of P-180, Inc. (the “Company”) at a purchase price of $17.90 per share, for a total purchase consideration of $9,999,996.10 (the “Proposed Transaction”).

1.	Proposed Transaction
•	Securities: 558,659 Preferred Shares of the Company.
•	Purchase Price: $17.90 per share.
•	Aggregate Consideration: $9,999,996.10.
2.	Conditions to Closing

The obligations of the parties to consummate the Proposed Transaction shall be subject to customary conditions for the purchase and sale of preferred shares, including, but not limited to:

1.	Execution of Definitive Documents: Negotiation, execution, and delivery of all definitive agreements, including any required Preferred Stock Purchase Agreement, Amended and Restated Certificate of Incorporation (if applicable), Investors’ Rights Agreement, Voting Agreement, or other ancillary documents customary for a preferred equity financing.
2.	Corporate Approvals: Receipt of all necessary approvals from the Company’s board of directors, shareholders (if required), and any other corporate or regulatory consents required.

50 Washington Street, Suite 403W, Norwalk, CT 06854
203-210-7477   www.cavacapital.com

3.	Legal and Financial Due Diligence: Satisfactory completion of Buyer’s due diligence investigations regarding the Company’s financial, legal, and operational status.
4.	No Material Adverse Change: No material adverse change in the Company’s business, financial condition, or operations prior to closing.
3.	Expenses

Each party shall bear its own legal, accounting, and other professional fees and expenses in connection with the Proposed Transaction and this LOI.

4.	Expiration

This LOI shall terminate automatically at 11:59 p.m. Pacific Time on April 30, 2025, unless extended by mutual written agreement of the parties or superseded by the execution of definitive agreements.

5.	Non-Binding Effect

Except for this paragraph and paragraphs addressing expenses (Section 3) and expiration (Section 4), which shall be binding, this LOI is intended only as a statement of our current intention and is not, nor is it intended to be, a binding obligation on either party. No legally binding obligations will be created unless and until definitive agreements are executed and delivered by all parties.

We look forward to working with you toward consummating this transaction. Please indicate your acceptance of the foregoing provisions by signing and returning a copy of this LOI. Once countersigned, this LOI will serve as a framework for negotiating definitive agreements.

Sincerely,
Yours truly,

/s/ Geoff Schneider
Geoff Schneider
Managing Director
Cava Capital, LLC

Seller agrees to the terms and accepts the proposed offer:

Name:
Date:

50 Washington Street, Suite 403W, Norwalk, CT 06854
203-210-7477   www.cavacapital.com